SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's MSN-Israel Acquires Controlling Interest of GetPrice, a Popular Price Comparison Site dated August 30, 2005.



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                                                                          Item 1


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Press Release                                              Source: Internet Gold

Internet Gold's MSN-Israel Acquires Controlling Interest of GetPrice, a Popular Price Comparison Site


Tuesday August 30, 12:09 am ET

- Plans to Jointly Establish 'MSN-Compare,' a New Price Comparison Site -

PETACH TIKVA, Israel, Aug. 30 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD; TASE: IGLD) today announced that MSN-Israel, the subsidiary it owns with Microsoft Corporation (50.1% owned by Internet Gold), has acquired 51% of the rights in getprice.co.il ("GetPrice"), one of Israel's most popular price comparison sites. The remainder 49% of the rights in GetPrice will continue to be held by Naltec Internet solution provider, the partnership that founded GetPrice and developed its advanced price comparison engine.

Working with GetPrice, MSN-Israel intends to establish a new price comparison site called MSN-Compare. MSN-Compare will operate in parallel to GetPrice, but will target users of other MSN-Israel services.

Commenting on the news, Uri Adoni, CEO of MSN-Israel, said, "Internet-based price comparison is growing hand-in-hand with e-Commerce, and, as Israel's leading Internet Media Group, it is natural for us to establish a significant position in this emerging field. As with our other media-related acquisitions, the ability to bring the MSN brand as well as our excellent sales force to a technological leader will benefit both companies, enabling the business to be incremental to our results from the very first quarter. At the same time, the ability to use GetPrice's advanced price comparison platform as the basis for MSN-Compare will enable us to launch this important service with a very low incremental investment cost. We believe the entire Price-Comparison segment will become an increasingly important part of our business."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-commerce subsidiary, the Company has established itself as one of Israel's leading e-commerce providers.

For additional information about Internet Gold, please visit our Website at http://www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ----------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  August 30, 2005